UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 001-35464

                  Caesarstone Sdot-Yam Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Caesarstone Sdot-Yam Ltd. (the “Company”) today announced the results of its Special General Meeting of Shareholders (the “Meeting”) held on July 30, 2015, at the Company’s offices located at Kibbutz Sdot Yam, MP Menashe 3780400, Israel.  At the Meeting, the Company’s shareholders voted on four proposals, each of which is described in more detail in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-Kfurnished to the Securities and Exchange Commission on July 1, 2015.   Only shareholders of record at the close of business on June 30, 2015 were entitled to vote at the Meeting. Each matter voted upon was approved.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM LTD.

Date: July 30, 2015	By:	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: General Counsel